

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. John Seaman
Chief Financial Officer
789 West Pender Street, #680
Vancouver, British Columbia
Canada, V6C 1H2

> **Re:** **Argonaut Gold, Inc.**
> **Form 20-F for Fiscal Year Ended September 30, 2010**
> **Filed December 29, 2010**
> **File No. 0-52509**

Dear Mr. Seaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2010

Controls and Procedures, page 86

1.   We note you have not disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report as required by Item 15(a) of Form 20-F. Please revise your filing to comply with this guidance accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tracie Towner at (202) 551-3744, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

        Sincerely,

        Mark Shannon
        Branch Chief